Loblaw
COMPANIES LIMITED

loblaw.ca

1 President's Choice Circle
Brampton, Ontario L6Y 5S5
tel 905.459.2500
fax 905.861.2602

07028186

RECEIVED

2007 NOV 27

November 15, 2007

Best Available Copy

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of the International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

SUPPL

Dear Sirs:

**Re: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918**

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the Third Quarterly Report to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours truly,

Robert A. Balcom
Senior Vice President,
Secretary & General Counsel

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Enclosure

11/27


no name
see the savings

Q3

Third Quarter 2007
Report to Shareholders
40 Weeks Ended October 6, 2007

Loblaw®
COMPANIES LIMITED

Forward-Looking Statements

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains forward-looking statements which reflect management's expectations and are contained in discussions regarding the Company's objectives, plans, goals, aspirations, strategies, potential future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are typically, though not always, identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, changes in the Company's or its competitors' pricing strategies, the financial performance of the Company's franchisees, the terms and conditions of financing programs offered to the Company's franchisees, the ability to realize anticipated cost savings and efficiencies, including those resulting from the Company's major initiatives, inventory liquidation, information technology and supply chain investments and other cost reduction and simplification initiatives, the ability to execute the Company's major initiatives, implement strategies and introduce innovative products successfully and in a timely manner, changes in the markets for the inventory intended for liquidation and changes in the expected realizable value and costs associated with the liquidation, unanticipated, increased or decreased costs associated with the announced initiatives, including those related to compensation costs, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, the adoption of new accounting standards and changes in the Company's use of accounting estimates including in relation to inventory valuation, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third-party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The Company cautions that this list of factors is not exhaustive.

The assumptions applied in making the forward-looking statements contained in this Quarterly Report, including this MD&A include the following: economic conditions do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our markets nor does any existing competitor unexpectedly significantly increase its presence, neither the Company's nor its competitors' pricing strategies change materially, the Company's franchisees perform as expected, the Company successfully offers new and innovative products and executes its strategies as planned, anticipated cost savings and efficiencies are realized as planned, continuing and future initiatives are effectively executed in a timely manner, the Company's assumptions regarding average compensation costs and average years of service for employees affected by the simplification initiatives are materially correct, the Company does not significantly change its approach to its current major initiatives, there is no material amount of excess inventory in the Company's supply chain, there are no material work stoppages and the performance of third-party service providers is in accordance with expectations.

These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. This list of factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk Management section of the MD&A included in the Company's 2006 Annual Report.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Quarterly Report, including this MD&A are made only as of the filing date of this Quarterly Report and the Company disclaims any obligation or intention to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Contents

Report to Shareholders

Third Quarter Highlights

For the periods ended October 6, 2007 and October 7, 2006 ($ millions except where otherwise indicated)	2007 (16 weeks)	2006 (16 weeks)	Change	2007 (40 weeks)	2006 (40 weeks)	Change
Sales	$ 9,137	$ 9,010	1.4%	$ 22,417	$ 21,856	2.6%
Operating income	250	398	(37.2%)	602	984	(38.8%)
Basic net earnings per common share ($)	0.43	0.74	(41.9%)	1.06	1.96	(45.9%)
Same-store sales change (%)	1.6%	2.0%		2.2%	0.6%	
Adjusted EBITDA(1)	456	611	(25.4%)	1,240	1,478	(16.1%)
Adjusted operating income(1)	287	434	(33.9%)	813	1,040	(21.8%)
Adjusted operating margin(1)	3.3%	5.2%		3.8%	5.1%	
Adjusted basic net earnings per common share(1) ($)	0.56	0.90	(37.8%)	1.62	2.14	(24.3%)
Free cash flow(1)	117	(34)	444.1%	67	(446)	115.0%

- Same-store sales increased 2.8% over last year, excluding the impact of decreased tobacco sales.
- Internal retail food price inflation is estimated at 0.5% and internal produce price deflation is estimated at 6.8% compared to last year.
- Sales volume based on retail units sold increased 1.9% from last year.
- Gross margin declined approximately $60 million from last year, representing 0.7% of sales, primarily due to targeted price reductions to provide value to customers and changes in sales mix.
- Free cash flow(1) year-to-date increased by $513 million or 115.0% from last year.

Business Update

We are focused on four major initiatives: Project Simplify, Fix the Basics, Credit for Value and optimizing the *Real Canadian Superstore* ("*RCSS*") banner. The third quarter saw significant advances towards these initiatives, but at a cost of reduced profitability, much of which is an investment in our future. We have improved our competitive price position in several critical banners and geographies and our other initiatives are well under way. Important new investments in supply chain and information systems infrastructure are beginning. Cost savings initiatives designed to improve margins over time have also begun. Free cash flow(1) generation is strong.

Project Simplify is our plan to improve effectiveness through clearer accountabilities and centralization where it counts. This reorganization is well advanced. We are in the midst of the period of highest risk as new or reassigned employees are performing new functions with redesigned systems and processes. Some level of disruption has occurred and is expected to continue at least through the first quarter of 2008. A significant amount was spent in the third quarter on consulting engagements related to Project Simplify and our other ongoing initiatives. Consulting costs are expected to remain high in the fourth quarter and 2008, but should gradually decline from peak levels in the third quarter of 2007.

Fix the Basics is our strategy to be known once again as one of the world's best retailers and to have industry-leading availability and a world-class supply chain. Process enhancements in front-end customer experience, on-shelf product availability, and freshness are being rolled out, with priority on stores that will achieve the largest impact. 60 stores are currently on the new availability program with approximately 220 targeted to be on the program by year end. Stores that have fully implemented the new availability program are achieving improvements in availability and are now meeting our expectations. During the quarter, we initiated a new multi-year plan to upgrade information technology and supply chain infrastructure designed to substantially improve efficiency and capabilities as well as support new business initiatives and increased sales volumes.

(1) See Non-GAAP Financial Measures on page 12.

Credit for Value is our strategy to proactively lower retail prices to deliver excellent value to customers and to ensure customers recognize the benefit of lower prices in our stores where it matters. At the end of the third quarter of 2007, we have achieved retail price levels equal to or better than those of our local benchmark competitors in Ontario, western Canada, and Quebec hard discount and superstore formats. Additional investments in retail prices were also made in the Company's conventional stores in Ontario and Quebec. Retail price comparisons are based on regular surveys of more than 2,000 key consumer items for regular and promotional prices compared to competition. Same-store sales and sales volumes in food and drugstore are responding positively to our improved price position. Overall customer counts and item counts increased. We commenced a cost reduction initiative in the third quarter to reduce our cost of goods sold, shrink, store labour and administrative expenses in order to support further investments in value for customers.

Same-store sales of the Ontario *RCSS* banner were strong in the third quarter on top of solid comparables last year. We opened a new pilot *RCSS* in Milton, Ontario at the end of August. Sales performance at this store is consistent with expectations and we are satisfied with how the new design elements at this store have performed, including great customer acceptance of our "bagless" initiative. Certain of these design elements will be incorporated in future remodels and new store construction.

Results of Operations

Sales for the third quarter of 2007 increased 1.4% or $127 million to $9.14 billion compared to the third quarter of 2006. Sales volume based on retail units sold grew by 1.9% in the third quarter compared to the same period last year. We estimate our internal retail food price inflation was 0.5% in the third quarter of 2007 and internal produce price deflation was estimated at 6.8%. Food and produce retail prices were affected by the pass-through of benefits to the customer from the stronger Canadian dollar. Sales in food and drugstore were strong in the quarter. A delayed launch of *Joe Fresh Style* children's apparel and intimates adversely affected general merchandise sales in the quarter. General merchandise sales were also lower because of the intentional restriction of inventory while we continued to work on optimizing inventory controls, product mix and markdown strategies. New *PC* signature products and campaigns significantly increased consumers' purchase intentions which translated into solid sales increases of these products. Total sales increases were realized across all regions of the country. In the third quarter of 2006, a major tobacco supplier commenced shipping directly to certain customers of our cash & carry and wholesale club network, adversely impacting sales. This loss of sales will not affect comparisons to 2006 sales after the third quarter of this year. Same-store sales, excluding the impact of decreased tobacco sales, increased by 2.8%. Total sales excluding the impact of tobacco sales and variable interest entities(1) increased by 3.1%.

We earned operating income of $250 million in the third quarter of 2007 compared to $398 million during the same period in 2006. Sales increases in the quarter were insufficient to offset margin declines and cost increases. The reduction of $148 million in operating income versus the same period last year was affected by the following items:

- we implemented targeted price reductions to provide value to customers and drive same-store sales and sales volumes which, in addition to sales mix changes, contributed to a gross margin decline of approximately $60 million from last year, representing 0.7% of sales;
- incremental consulting costs compared to the prior year, other than those in connection with Project Simplify, amounted to $45 million including expenses related to new supply chain and information technology improvement initiatives of $8 million;
- legislative changes introduced in 2006 by the Ontario government reduced pharmacy-related operating income by $8 million; and
- adjustments in estimates related to post-employment and long term disability benefits and deferred product development and information technology costs reduced operating income by $24 million in the quarter.

Operating margin was 2.7% compared to 4.4% in the third quarter of 2006.

In the third quarter, certain charges were recorded in connection with initiatives previously disclosed, as follows:

- Part of Project Simplify involves the restructuring and streamlining of our merchandising and store operations. This initiative includes a reduction of approximately 1,000 employees in the National Head Office and Store Support Centre and regional offices and is well advanced. The total restructuring costs under this plan, comprised primarily of severance costs, are now anticipated to be approximately $185 million. In addition to the $145 million of restructuring costs resulting from this plan, which were recognized in the first half of the year, we have recognized an additional $23 million in the third quarter, comprised of $10 million for employee

(1) See Non-GAAP Financial Measures on page 12.

termination benefits including severance, additional pension costs resulting from the termination of employees and retention costs; and $13 million of other costs, primarily consulting.

- A charge of $1 million was recorded in connection with the previously announced plan to restructure the Company's supply chain network.
- Our efforts to liquidate excess inventory are nearing completion and an additional charge of $3 million was recorded in the third quarter.

Adjusted operating income[1] in the third quarter of 2007 was $287 million compared to $434 million in 2006, and adjusted operating margins[1] were 3.3% and 5.2%, respectively.

For the third quarter of 2007, basic net earnings per common share were 43 cents compared to 74 cents in 2006, a decline of 41.9%. Basic net earnings per common share were affected in the third quarter of 2007 by the following:

- charge of 8 cents (2006 – 14 cents) per common share for the net effect of stock-based compensation and the associated equity forwards;
- charge of 5 cents (2006 – nil) per common share related to restructuring and other charges;
- charge of 1 cent (2006 – nil) per common share related to inventory liquidation;
- income of 1 cent (2006 – 1 cent) per common share related to the consolidation of VIEs; and
- nil (2006 – charge of 3 cents) per common share related to a departure entitlement charge.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 56 cents for the third quarter of 2007 compared to 90 cents for the third quarter of 2006.

Free cash flow[1] for the third quarter of 2007 was $117 million compared to negative $34 million in the third quarter of 2006. The third quarter improvement was due to an increase in cash flows from operating activities of $54 million and a decrease in capital expenditures of $97 million compared to last year. On a year-to-date basis, free cash flow[1] was $67 million compared to negative $446 million in 2006 primarily due to an increase in cash flows from operating activities of $334 million, substantially as a result of reduced inventory levels, and a reduction in capital expenditures of $236 million, partially offset by $57 million related to the timing of dividend payments.

We are investing in what we believe will be profitable expansions and renovations of our existing store base, with the focus on improving same-store sales. We anticipate a total of 80 renovations, expansions and conversions during 2007, 22 of which are expected to be completed in the fourth quarter. A total of 5 stores in 2007 are expected to benefit from the improved economics of the Ontario labour deal reached last year. We expect to invest an estimated $700 million to $800 million in capital expenditures net of any fixed asset sales in 2008. The majority of these funds will be invested in remodeling existing stores, intended to drive same-store sales, and in upgrading supply chain and information technology infrastructure.

This quarter was heavily affected by the costs of implementing our initiatives for the future including our continued investment in pricing. Our team is settling into their new functions and responsibilities. Our core initiatives are on track and we are satisfied with progress so far, but our three to five year turnaround effort will inevitably have bumps along the way. We expect continued margin pressure and risk to earnings. In the short-term, we expect solid sales volume growth in the fourth quarter but continued reduced margins. Results in the first half of next year may be affected by more difficult comparables. Our longer-term focus will be on increasing sales momentum and cost reduction to improve our margins over time. We are confident in our turnaround strategy and we are resolved to Make Loblaw the Best Again.

Galen G. Weston
Executive Chairman

Toronto, Canada
November 14, 2007

(1) See Non-GAAP Financial Measures on page 12.

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2007 unaudited interim period consolidated financial statements and the accompanying notes on pages 15 to 28 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended December 30, 2006 and the related annual MD&A included in the Company's 2006 Annual Report. The Company's 2007 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. These interim period consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries and variable interest entities ("VIEs") that the Company is required to consolidate in accordance with Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15"). A glossary of terms used throughout this Quarterly Report can be found on page 80 of the Company's Financial Report contained in its 2006 Annual Report. In addition, this Quarterly Report includes the following terms: "rolling year return on average total assets" which is defined as cumulative operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments; and "rolling year return on average shareholders' equity" which is defined as cumulative net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity.

The information in this MD&A is current to November 14, 2007, unless otherwise noted.

Results of Operations

For the third quarter of 2007, basic net earnings per common share were 43 cents compared to 74 cents in 2006, a decline of 41.9%. Basic net earnings per common share were affected in the third quarter of 2007 by the following:

- charge of 8 cents (2006 – 14 cents) per common share for the net effect of stock-based compensation and the associated equity forwards;
- charge of 5 cents (2006 – nil) per common share related to restructuring and other charges;
- charge of 1 cent (2006 – nil) per common share related to inventory liquidation;
- income of 1 cent (2006 – 1 cent) per common share related to the consolidation of VIEs; and
- nil (2006 – charge of 3 cents) per common share related to a departure entitlement charge.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 56 cents for the third quarter of 2007 compared to 90 cents for the third quarter of 2006.

Sales Sales for the third quarter increased by 1.4% or $127 million to $9.14 billion compared to the third quarter of 2006. Total sales increases were realized across all regions of the country. Sales in food and drugstore were strong in the quarter. A delayed launch of *Joe Fresh Style* children's apparel and intimates adversely affected general merchandise sales in the quarter.. Same-store sales excluding the impact of the continued decrease in tobacco sales increased by 2.8%. Total sales excluding the impact of tobacco sales and VIEs[1] increased by 3.1%. In the third quarter of 2006, a major tobacco supplier commenced shipping directly to certain customers of the Company's cash & carry and wholesale club network, adversely impacting sales. This loss of sales will not affect comparisons to 2006 sales after this quarter.

(1) See Non-GAAP Financial Measures on page 12.

Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs[(1)]

For the periods ended October 6, 2007 and October 7, 2006 ($ millions except where otherwise indicated)	2007 (16 weeks)	2006 (16 weeks)	2007 (40 weeks)	2006 (40 weeks)
Total sales	$ 9,137	$ 9,010	$ 22,417	$ 21,856
Less: Sales attributable to tobacco sales	341	487	794	1,181
Sales attributable to the consolidation of VIEs	133	121	348	291
Sales excluding the impact of tobacco sales and VIEs[(1)]	$ 8,663	$ 8,402	$ 21,275	$ 20,384
Total sales growth	1.4%		2.6%	
Less: Impact on sales growth attributable to tobacco sales	(1.8%)		(2.1%)	
Impact on sales growth attributable to the consolidation of VIEs	0.1%		0.3%	
Sales growth excluding the impact of tobacco sales and VIEs[(1)]	3.1%		4.4%	

For the third quarter of 2007, the following factors explain the major components in the change in sales over the prior year:

- same-store sales growth of 2.8% excluding the impact of decreased tobacco sales;
- continued sales growth in the *Real Canadian Superstore* banner in Ontario;
- national food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" ("CPI") was 2.2% for the third quarter of 2007 compared to approximately 2.5% in the same period of 2006. This measure of inflation does not necessarily reflect the effect of inflation on the specific mix of goods offered in Loblaw stores. The Company's analysis indicates that its internal retail food price inflation is approximately 0.5% and internal produce price deflation is estimated at 6.8% compared to last year;
- the Company is experiencing positive volume growth of 1.9% based on retail units sold; and
- an increase in net retail square footage of 0.2 million square feet or 0.4% during the latest four quarters, due to the opening of 34 new corporate and franchised stores and the closure of 75 stores, inclusive of 47 stores that were closed as part of a previously announced store operations restructuring plan, and stores that have undergone conversions and major expansions. During the third quarter of 2007, 10 new corporate and franchised stores were opened and 10 were closed resulting in a net increase of 0.3 million square feet or 0.5%.

For the first three quarters of the year, sales of $22.42 billion were 2.6% ahead of last year. Total sales excluding the impact of tobacco sales and VIEs[(1)] increased by 4.4% year-to-date. The following factors in addition to the quarterly factors mentioned above further explain the change in year-to-date sales over the same period in the prior year:

- same-store sales growth excluding the impact of decreased tobacco sales of 3.6%; and
- an increase in net retail square footage during the latest four quarters as noted above. In the first three quarters, 26 new corporate and franchised stores were opened and 71 stores closed, including 46 stores that were closed as part of a previously announced store operations restructuring plan, and stores which have undergone conversions and major expansions resulting in a net decrease of 0.1 million square feet or 0.3% from year end 2006.

Operating Income Operating income of $250 million for the third quarter of 2007 compares to $398 million in 2006, a decrease of 37.2%. Operating margin was 2.7% for the third quarter of 2007 compared to 4.4% in 2006.

Project Simplify continues to be executed throughout the business. In the third quarter of 2007, certain charges were recorded that reflected activities in support of the Company's Formula for Growth, which have previously been disclosed and are as follows:

- Part of Project Simplify involves the restructuring and streamlining of the Company's merchandising and store operations. This initiative includes a reduction of approximately 1,000 employees in the National Head Office and Store Support Centre and regional offices. The total restructuring costs under this plan, comprised primarily of severance costs, are now anticipated to be approximately $185 million which is within the previously disclosed range of $167 million to $187 million. In the third quarter of 2007, the Company recognized $23 million of restructuring costs resulting from this plan, comprised of $10 million for employee termination benefits including severance, additional pension costs resulting from the termination of employees and retention costs; and $13 million of other costs, primarily

(1) See Non-GAAP Financial Measures on page 12.

consulting. A substantial portion of the remaining expected cost in connection with this plan is anticipated to be recorded by the end of the fourth quarter of 2007.

- A charge of $1 million was recorded in connection with the previously announced plan to restructure the Company's supply chain network.

($ millions)	Cost Recognized 2007 (16 weeks)	2006 (16 weeks)	2007 (40 weeks)	2006 (40 weeks)	Total Expected Costs	Total Expected Costs Remaining
Project Simplify	$ 23	$ –	$ 168	$ –	$ 185	$ 17
Store operations	–	–	16	–	54	3
Supply chain network	1	1	2	8	90	18
Office move and reorganization of the operation support functions	–	–	–	1	25	–
Total restructuring and other charges	$ 24	$ 1	$ 186	$ 9	$ 354	$ 38

In the third quarter of 2007, the Company recognized the following in operating income:

- charge of $19 million (2006 – $31 million) for the net effect of stock-based compensation and the associated equity forwards;
- a charge of $3 million, comprised primarily of storage and shipping costs from the previously announced liquidation of inventory determined to be excess in the fourth quarter of 2006. The Company's efforts to liquidate this inventory are proceeding as expected and will be complete in the fourth quarter of 2007;
- income of $9 million (2006 – $8 million) resulting from the consolidation of VIEs; and
- nil (2006 – charge of $12 million) for a departure entitlement charge.

After adjusting for the above-noted items, adjusted operating income[(1)] was $287 million in the third quarter of 2007 compared to $434 million in the comparable period in 2006. Adjusted operating margin[(1)] was 3.3% in the third quarter of 2007 compared to 5.2% in 2006. Adjusted EBITDA margin[(1)] decreased to 5.3% from 7.3% in 2006.

In addition, the following items influenced adjusted operating income[(1)] for the third quarter of 2007:

- gross margin declined approximately $60 million from last year, representing 0.7% of sales, primarily due to targeted price reductions, to provide value to customers and drive same-store sales and sales volumes, and changes in sales mix;
- incremental consulting costs compared to the prior year, other than those in connection with Project Simplify, amounted to $45 million including expenses related to new supply chain and information technology improvement initiatives of $8 million;
- legislative changes introduced in 2006 by the Ontario government reduced pharmacy-related operating income by $8 million; and
- adjustments in estimates related to post-employment and long term disability benefits and deferred product development and information technology costs reduced operating income by $24 million in the quarter.

Aggregate gross margin percentage continued to decline in the third quarter of 2007 as a result of the Company's continued investment in lower prices, as part of its Credit for Value initiative, to drive same-store sales growth in a targeted manner across the country. Sales increases in the quarter were insufficient to offset margin declines and cost increases. The Company continues to experience higher store operating costs including store labour costs compared to the third quarter of 2006.

Operating income for the first three quarters of 2007 decreased by $382 million, or 38.8%, to $602 million, and resulted in an operating margin of 2.7% as compared to 4.5% in the corresponding period in 2006. During the first three quarters of 2007, the Company recorded restructuring and other charges of $186 million (2006 – $9 million) of which $168 million (2006 – nil) related to Project Simplify, $16 million (2006 – nil) related to the store operations restructuring, and $2 million (2006 – $8 million) related to the supply chain network, and no impact (2006 – $1 million) related to the office move and reorganization of the operation support functions. In addition, the Company recognized a year-to-date charge in operating income of $20 million (2006 – $43 million) for the net effect of stock-based compensation and the associated equity forwards; $12 million (2006 – nil) relating to the liquidation of inventory determined to be excess in the fourth quarter of 2006; income of $7 million (2006 – $8 million) from the consolidation of VIEs and nil (2006 – $12 million) for a departure entitlement charge.

(1) See Non-GAAP Financial Measures on page 12.

Adjusted operating income[(1)] for the first three quarters of 2007 was $813 million compared to $1.04 billion for the same period of 2006. Year-to-date adjusted operating margin[(1)] was 3.8% compared to 5.1% in 2006. Adjusted EBITDA margin[(1)] decreased to 5.8% from 7.3% in 2006.

The 2007 year-to-date results were also influenced by the additional following items:

- incremental consulting costs compared to the prior year, other than those in connection with Project Simplify, amounted to $63 million including expenses related to new supply chain and information technology improvement initiatives of $10 million;
- pharmacy-related operating income was reduced by $25 million due to legislative changes introduced in 2006 by the Ontario government;
- adjustments in estimates related to post-employment and long term disability benefits and deferred product development and information technology costs reduced operating income by $24 million;
- costs associated with the change in the Company's executive bonus plan were $11 million; and
- the aggregate gross margin percentage decreased as described previously.

In the second quarter of 2007, the Company completed its work in connection with the non-cash goodwill impairment charge and finalized the $800 million recorded in the Company's audited annual consolidated financial statements for the year ended December 30, 2006.

Interest Expense Interest expense for the third quarter of 2007 was $76 million compared to $78 million in 2006. The following items impacted interest expense:

- interest on long term debt was $87 million (2006 – $86 million);
- interest on financial derivative instruments, which includes the effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards, was $5 million (2006 – $3 million);
- net short term interest income of $10 million (2006 – $5 million); and
- interest expense of $6 million (2006 – $6 million) was capitalized to fixed assets.

Interest expense year-to-date was $193 million compared to $199 million in 2006.

Income Taxes The effective income tax rate for the third quarter in 2007 decreased to 32.2% compared to 35.3% in the third quarter of 2006 primarily due to the change in the proportion of taxable income earned across different tax jurisdictions in 2007. The year-to-date effective income tax rate in 2007 was 30.1% compared to 31.3% in 2006.

Net Earnings Net earnings for the third quarter decreased $86 million, or 42.4%, to $117 million from $203 million in the third quarter of 2006 and decreased $247 million, or 46.0%, to $290 million year-to-date from $537 million in 2006. Basic net earnings per common share for the third quarter decreased 31 cents or 41.9% to 43 cents from 74 cents in the third quarter of 2006 and decreased 90 cents, or 45.9%, to 1.06 cents year-to-date compared to $1.96 for the same period last year. Adjusted basic net earnings per common share[(1)] for the third quarter decreased 34 cents, or 37.8%, to 56 cents compared to 90 cents in 2006 and decreased 52 cents, or 24.3%, to $1.62 year-to-date compared to $2.14 in 2006.

Financial Condition

Financial Ratios The net debt[(1)] to equity ratio was 0.71:1 at the end of the third quarter of 2007 compared to 0.68:1 in the same period in 2006 and to 0.72:1 at year end 2006. The increase in the net debt[(1)] to equity ratio at the end of the third quarter of 2007 when compared to the end of the third quarter last year was due to the decrease in shareholders' equity, primarily the result of the negative impact of the $800 million non-cash goodwill impairment charge recorded in the fourth quarter of 2006 partially offset by a decline in net debt[(1)].

As a result of the decline in operating income, the interest coverage ratio was 2.9 times for the first three quarters of 2007 compared to 4.6 times in 2006.

(1) See Non-GAAP Financial Measures on page 12.

The rolling year return on average total assets[1] at the end of the third quarter of 2007 decreased to (0.7%), compared to 10.7% for the comparable period in 2006, and to 2.3% at year end 2006. The rolling year return on average shareholders' equity[1] at the end of the third quarter decreased to (7.9%), compared to 12.3% for the comparable period of 2006, and to (3.9%) at year end 2006. Both ratios continue to be negatively impacted by the decline in cumulative operating income for the latest four quarters including the negative impact of the $800 million non-cash goodwill impairment charge recorded in the fourth quarter of 2006.

Common Share Dividends Loblaw's Board of Directors declared quarterly dividends equal to 21 cents per common share with a payment date of October 1, 2007.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,173,564 common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in note 11 to the unaudited interim period consolidated financial statements.

Liquidity and Capital Resources

Cash Flows from Operating Activities Third quarter cash flows from operating activities were $448 million in 2007 compared to $394 million in the comparable period in 2006. The improvement in cash flows from operating activities for the third quarter was mainly due to the change in non-cash working capital, primarily driven by the change in accounts payable and accrued liabilities, partially offset by lower net earnings. On a year-to-date basis, cash flows from operating activities were $737 million compared to $403 million in 2006. The improvement in cash flows from operating activities year-to-date was mainly due to the change in non-cash working capital primarily driven by the change in inventory.

Cash Flows used in Investing Activities Third quarter cash flows used in investing activities were $286 million in 2007 compared to $229 million in 2006. The primary reason for this change was the result of an increase in credit card receivables after securitization. Capital investment for the third quarter amounted to $216 million (2006 – $313 million). On a year-to-date basis, cash flows used in investing activities were $441 million compared to $899 million in 2006. On a year-to-date basis, the majority of the change in cash flows used in investing activities was the result of a decline in capital investment of $236 million in addition to less movement in short term investments from cash and cash equivalents relative to year end, when compared to the prior year, due to the change in the term to maturity profile of the Company's short term investments. Capital investment amounted to $440 million (2006 – $676 million) year-to-date. Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada albeit at a slower pace than in prior years. The Company's investments are primarily targeted to generate same-store sales growth rather than expansion in square footage.

During the third quarter of 2007 $100 million (2006 – $125 million) of credit card receivables were securitized and $225 million (2006 – $240 million) year-to-date, by *President's Choice* Bank ("*PC* Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to independent trusts. The securitization yielded a nominal net loss (2006 – nominal net loss) based on the assumptions disclosed in note 11 of the consolidated financial statements for the year ended December 30, 2006 included in the Company's 2006 Annual Report. The independent trusts' recourse to *PC* Bank's assets is limited to *PC* Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2006 – 9%) on a portion of the securitized amount.

Cash Flows (used in) from Financing Activities Third quarter cash flows used in financing activities were $126 million in 2007 compared to $143 million in 2006. During the third quarter of 2007, the change in cash flows used in commercial paper was $262 million and the change in cash flows from short term debt was $306 million. On a year-to-date basis, cash flows used in financing activities were $306 million compared to cash flows from financing activities of $147 million in 2006 primarily driven by a decrease in commercial paper levels partially offset by an increase in short term debt. For the first three quarters of 2007, the change in cash flows used in commercial paper was $836 million and the change in cash flows from short term debt was $306 million.

During the second quarter of 2007, Dominion Bond Rating Service ("DBRS") downgraded the Company's Medium Term Notes and debentures to "A (low)" from "A" and confirmed the Company's commercial paper rating at "R-1 (low)", both with a "negative" trend. Also, during the second quarter, Standard & Poor's ("S&P") downgraded the Company's long term corporate credit to "BBB+" from "A-" and confirmed the Company's commercial paper rating at "A-1 (low)". S&P removed the Company from CreditWatch with negative implications and the outlook was changed to "stable".

(1) See Non-GAAP Financial Measures on page 12.

In the first quarter of 2007, the Company entered into a 364-day revolving committed credit facility of $500 million, extended by several banks for general corporate purposes, which matures in March 2008 and has no financial covenants. At the end of the third quarter, $296 million was drawn on this facility at short term floating interest rates. During the third quarter of 2007, the Company reduced its use of commercial paper due to global credit market conditions, however, by the end of the quarter the commercial paper market conditions for the Company had improved. The Company continues to draw on committed and uncommitted facilities marginally increasing its cost of financing.

A downgrade in the Company's short term credit ratings would impact its ability to access short term financing through its commercial paper program which would increase borrowing costs. The Company anticipates it will continue to be able to obtain external financing.

In the event of a further downgrade of the Company's long term credit rating issued by DBRS and a possible termination of the independent funding trust agreement, the Company's franchisees' access to financing through the structure involving independent funding trusts would be affected and the standby letter of credit in the amount of $44 million provided to the independent funding trust by Loblaw would be drawn upon. The principal amount of the franchisee loans outstanding at the end of the third quarter of 2007 was $418 million. The Company is exploring alternative financing arrangements for the benefit of its franchisees to address this issue. In the event the Company restructures the independent funding trusts, any new alternative financing structure which may be implemented would need to be reviewed to determine if there are any implications with respect to the consolidation of VIEs.

During the first quarter of 2007, Loblaw renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange, or enter into equity derivatives to purchase up to 13,708,678 of the Company's common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares. The Company has not purchased any shares under its Normal Course Issuer Bid during 2007 year-to-date.

Free Cash Flow(1) Free cash flow(1) for the third quarter of 2007 was $117 million compared to negative $34 million in the third quarter of 2006. The third quarter improvement was due to an increase in cash flows from operating activities of $54 million and a decrease in capital expenditures of $97 million compared to last year. On a year-to-date basis, free cash flow(1) was $67 million compared to negative $446 million in 2006 primarily due to an increase in cash flows from operating activities of $334 million, substantially as a result of reduced inventory levels, and a reduction in capital expenditures of $236 million, partially offset by $57 million related to the timing of dividend payments.

Quarterly Results of Operations

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented is 12 weeks in duration except for the third quarter, which is 16 weeks in duration.

Summary of Quarterly Results

(unaudited)	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
($ millions except where otherwise indicated)	**2007**	2006	2007	2006	2007	2006	2006	2005
Sales	**$ 9,137**	$ 9,010	$ 6,933	$ 6,699	$ 6,347	$ 6,147	$ 6,784	$ 6,552
Net earnings (loss)	**$ 117**	$ 203	$ 119	$ 194	$ 54	$ 140	$ (756)	$ 201
Net earnings (loss) per common share								
Basic ($)	**$ 0.43**	$ 0.74	$ 0.43	$ 0.71	$ 0.20	$ 0.51	$ (2.76)	$ 0.73
Diluted ($)	**$ 0.43**	$ 0.74	$ 0.43	$ 0.71	$ 0.20	$ 0.51	$ (2.76)	$ 0.73

Sales continued to grow in the third quarter of 2007 compared to 2006. Same-store sales growth during the current quarter increased 1.6% including the negative impact from the decline in tobacco sales. Sales and same-store sales growth during the last two quarters of 2006 and the first three quarters of 2007 were negatively impacted by the loss in tobacco sales. Tobacco is not a significant earnings contributor.

Fluctuations in quarterly net earnings for 2006 and into 2007 reflect the impact of a number of specific charges resulting from ongoing initiatives and a non-cash goodwill impairment charge of $800 million in the fourth quarter of 2006 and restructuring and other charges in late 2006 and the first three quarters of 2007.

(1) See Non-GAAP Financial Measures on page 12.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management has concluded that, as of October 6, 2007, a weakness existed in the design of the Company's internal control over financial reporting in the area of inventory controls, principally related to general merchandise inventory valuation. This design weakness was caused primarily by the lack of sufficient compensating controls in the absence of a perpetual inventory system. This weakness has existed since the end of the first quarter of 2007.

While it is possible that this design weakness, if left unaddressed, could result in a material misstatement of the Company's inventory balances now or in the future, management has concluded that the consolidated financial statements included in this quarterly report fairly present the Company's financial position, consolidated results of operations and cash flows for the sixteen and forty weeks ended October 6, 2007. Management has reached this conclusion based on the aggregate effect of a number of factors including the performance of a significant number of inventory counts at the Company's stores during the first three quarters of 2007, and further substantive procedures performed by management to validate the recorded value of inventory using its current method of estimating cost.

The Company has made progress in remediating this design weakness by developing a sustainable control framework for inventory valuation and a detailed control implementation plan, including conducting inventory counts required to reach a level at which the Company can be confident of the statistical validity of extrapolating the results of those counts. In addition, the Company has developed and is implementing revised policies and procedures for identifying excess inventory. The Company is in the process of implementing a perpetual inventory system and is exploring the role such a system might have in the Company's valuation of its inventories.

There has been no change in the Company's internal control over financial reporting that occurred during the sixteen weeks ended October 6, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Legal Proceedings

During the first quarter of 2007, the Company was one of 17 defendants served with an action brought in the Superior Court of Ontario by certain beneficiaries of a multi-employer pension plan in which the Company's employees and those of its independent franchisees participate. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged and are seeking, among other demands, damages of $1 billion. The action is framed as a representative action on behalf of all the beneficiaries of the multi-employer pension plan. The Company has recently received notice from counsel for the plaintiffs indicating that he has received instructions from his client to discontinue the action against the employers including the Company. The action against the trustees is ongoing and one of the trustees, an officer of the Company, may be entitled to indemnification from the Company.

In addition to the claim described above, the Company is the subject of various legal proceedings and claims that arise in the ordinary course of business. The outcome of all of these proceedings is uncertain. However, based on information currently available, these claims, individually and in the aggregate, are not expected to have a material impact on the Company.

Accounting Standards Implemented in 2007

On December 31, 2006, the Company implemented the Canadian Institute of Chartered Accountants ("CICA") new Handbook sections 3855 "Financial Instruments – Recognition and Measurement", 3865 "Hedges", 1530 "Comprehensive Income", 3251 "Equity" and 3861 "Financial Instruments – Disclosure and Presentation". These standards have been applied without restatement of prior periods. The transitional adjustments resulting from these standards are recognized in the opening balances of retained earnings and accumulated other comprehensive income.

The new accounting standards require that all financial instruments be classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments within scope, including derivatives, are included on the Company's balance sheet and measured at fair

value except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Held-for-trading financial assets and financial liabilities are measured at fair value with gains and losses recognized in net earnings in the period in which they arise. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses, including changes in foreign exchange rates, recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in net earnings. In cash flow hedges, the effective portion of the change in fair value of the hedging item is recorded in other comprehensive income. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the hedged item, the ineffective portion of the hedging relationship is recorded immediately in net earnings.

Upon implementation of these standards, the Company has recorded the following transitional adjustments:

($ millions)	Transitional Adjustments
Consolidated Balance Sheet	
Other assets	$ 35
Future income taxes	(7)
Other liabilities	41
Retained earnings	(15)
Accumulated other comprehensive income	16

For further details of the specific accounting changes and related impacts, see note 2 to the unaudited interim period consolidated financial statements.

Future Accounting Standards

Capital Disclosures and Financial Instruments – Disclosure and Presentation In December 2006, the CICA issued three new accounting standards: Section 1535, "Capital Disclosures", Section 3862, "Financial Instruments Disclosure" and Section 3863, "Financial Instruments Presentation".

Section 1535 establishes guidelines for the disclosure of information regarding a company's capital and how it is managed. Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosure about what a company regards as capital are required.

Section 3862 and Section 3863 replace Section 3861, "Financial Instruments – Disclosure and Presentation". Section 3862 requires increased disclosures regarding the risks associated with financial instruments and how these risks are managed. Section 3863 carries forward standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity.

These standards are effective for fiscal years beginning on or after October 1, 2007 and therefore the Company will implement them in the first quarter of 2008.

Inventories In June 2007, the CICA issued a new Section 3031, "Inventories", which will replace existing Section 3030 of the same title. The new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value with more specific guidance of costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. This standard is effective for fiscal years beginning on or after January 1, 2008 and will be implemented by the Company in the first quarter of 2008 to the opening inventory for the period with an adjustment to opening retained earnings, net of income taxes, for the difference in measurement of the opening inventory with no prior periods restated. The Company is currently assessing the implications of the new requirements and expects to record an adjustment upon implementation of this standard. Based on a preliminary analysis to date using inventory on hand at the third quarter of 2007, the Company expects to record, upon implementation of this standard, a decrease in the measurement of opening inventory of less than 4% of the inventory value with a corresponding decrease to opening retained earnings of less than $50 million net of income taxes.

For further details on the above future accounting standards see note 1 to the unaudited interim period consolidated financial statements.

Outlook

This quarter was heavily affected by the costs of implementing the Company's initiatives for the future including continued investment in pricing. Employees are settling into their new functions and responsibilities. The core initiatives are on track and the Company is satisfied with progress so far, but the three to five year turnaround effort will inevitably have bumps along the way. The Company expects continued margin pressure and risk to earnings. In the short-term the Company expects solid sales volume growth in the fourth quarter but continued reduced margins. Results in the first half of next year may be affected by more difficult comparables. The Company is confident in its turnaround strategy and is resolved to Make Loblaw the Best Again.

Additional Information

Additional information about the Company has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator of the Company's subsidiary, *President's Choice* Bank.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company for the reasons set out below. These measures do not have a standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies. They should not be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs These financial measures exclude the impact on sales from the decrease in tobacco sales and from the consolidation by the Company of certain independent franchisees which resulted from the implementation of AcG 15. Tobacco sales continue to decrease as a result of a major tobacco supplier shipping directly to certain customers of the Company's cash & carry and wholesale club network commencing in the third quarter of 2006. These impacts on sales are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table "Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs" on page 5 of this MD&A.

Adjusted Operating Income and Margin The following table reconciles adjusted operating income to Canadian GAAP operating income reported in the unaudited interim period consolidated statements of earnings for the sixteen and forty week periods ended October 6, 2007 and October 7, 2006. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, the excluded items affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted operating income and margin are useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

($ millions)	**2007 (16 weeks)**	2006 (16 weeks)	**2007 (40 weeks)**	2006 (40 weeks)
Operating income	**$ 250**	$ 398	**$ 602**	$ 984
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	**19**	31	**20**	43
Restructuring and other charges	**24**	1	**186**	9
Inventory liquidation	**3**	–	**12**	–
VIEs	**(9)**	(8)	**(7)**	(8)
Departure entitlement charge	**–**	12	**–**	12
Adjusted operating income	**$ 287**	$ 434	**$ 813**	$ 1,040

Adjusted operating margin is calculated as adjusted operating income divided by sales excluding the impact of tobacco sales and VIEs.

Adjusted EBITDA and Margin The following table reconciles adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") to adjusted operating income which is reconciled to Canadian GAAP measures reported in the unaudited interim period consolidated statements of earnings, in the table above, for the sixteen and forty week periods ended October 6, 2007 and October 7, 2006. Adjusted EBITDA is useful to management in assessing the Company's performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program.

($ millions)	**2007 (16 weeks)**	2006 (16 weeks)	**2007 (40 weeks)**	2006 (40 weeks)
Adjusted operating income	**$ 287**	$ 434	**$ 813**	$ 1,040
Add (deduct) impact of the following:				
Depreciation and amortization	**180**	184	**454**	457
VIEs depreciation and amortization	**(11)**	(7)	**(27)**	(19)
Adjusted EBITDA	**$ 456**	$ 611	**$ 1,240**	$ 1,478

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by sales excluding the impact of tobacco sales and VIEs.

Adjusted Basic Net Earnings per Common Share The following table reconciles adjusted basic net earnings per common share to Canadian GAAP basic net earnings per common share measures reported in the unaudited interim period consolidated statements of earnings for the sixteen and forty week periods ended October 6, 2007 and October 7, 2006. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, the excluded items affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted basic net earnings per common share is useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

	2007 (16 weeks)	2006 (16 weeks)	**2007 (40 weeks)**	2006 (40 weeks)
Basic net earnings per common share	**$ 0.43**	$ 0.74	**$ 1.06**	$ 1.96
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	**0.08**	0.14	**0.09**	0.19
Restructuring and other charges	**0.05**	–	**0.44**	0.02
Inventory liquidation	**0.01**	–	**0.03**	–
VIEs	**(0.01)**	(0.01)	**–**	–
Departure entitlement charge	**–**	0.03	**–**	0.03
Changes in statutory income tax rates	**–**	–	**–**	(0.06)
Adjusted basic net earnings per common share	**$ 0.56**	$ 0.90	**$ 1.62**	$ 2.14

Net Debt The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at October 6, 2007 and October 7, 2006. The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments. The net debt to equity ratio is useful in assessing the amount of leverage employed.

($ millions)	2007	2006
Bank indebtedness	$ 32	$ 58
Commercial paper	239	864
Short term debt	306	-
Long term debt due within one year	432	29
Long term debt	3,856	4,208
Less: Cash and cash equivalents	570	550
Short term investments	333	342
Net debt	$ 3,962	$ 4,267

Free Cash Flow The following table reconciles free cash flow to Canadian GAAP measures reported in the unaudited interim period consolidated cash flow statements for the sixteen and forty week periods ended October 6, 2007 and October 7, 2006. The Company calculates free cash flow as cash flows from operating activities less fixed asset purchases and dividends. The Company believes free cash flow is a useful measure of the change in the Company's cash available for additional funding requirements.

($ millions)	2007 (16 weeks)	2006 (16 weeks)	2007 (40 weeks)	2006 (40 weeks)
Cash flows from operating activities	$ 448	$ 394	$ 737	$ 403
Less: Fixed asset purchases	216	313	440	676
Dividends	115	115	230	173
Free cash flow	$ 117	$ (34)	$ 67	$ (446)

Total Assets The following table reconciles total assets used in the return on average total assets to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at October 6, 2007 and October 7, 2006. The Company believes the return on average total assets ratio is useful in assessing the performance of its operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in the ratio.

($ millions)	2007	2006
Total assets	$ 13,357	$ 14,031
Less: Cash and cash equivalents	570	550
Short term investments	333	342
Total assets	$ 12,454	$ 13,139

Consolidated Statements of Earnings

(unaudited)

For the periods ended October 6, 2007 and October 7, 2006 ($ millions except where otherwise indicated)	2007 (16 weeks)	2006 (16 weeks)	2007 (40 weeks)	2006 (40 weeks)
Sales	**$ 9,137**	$ 9,010	**$ 22,417**	$ 21,856
Operating Expenses				
Cost of sales, selling and administrative expenses	**8,683**	8,427	**21,175**	20,406
Depreciation and amortization	**180**	184	**454**	457
Restructuring and other charges (note 4)	**24**	1	**186**	9
	8,887	8,612	**21,815**	20,872
Operating Income	**250**	398	**602**	984
Interest Expense (note 5)	**76**	78	**193**	199
Earnings Before Income Taxes	**174**	320	**409**	785
Income Taxes (note 6)	**56**	113	**123**	246
Net Earnings Before Minority Interest	**118**	207	**286**	539
Minority Interest	**1**	4	**(4)**	2
Net Earnings	**$ 117**	$ 203	**$ 290**	$ 537
Net Earnings Per Common Share ($) (note 7)				
Basic and Diluted	**$ 0.43**	$ 0.74	**$ 1.06**	$ 1.96

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

For the periods ended October 6, 2007 and October 7, 2006 ($ millions except where otherwise indicated)	2007 (40 weeks)	2006 (40 weeks)
Common Share Capital, Beginning and End of Period	**$ 1,196**	$ 1,192
Retained Earnings, Beginning of Period	**$ 4,245**	$ 4,694
Cumulative impact of implementing new accounting standards (note 2)	**(15)**	–
Net earnings	**290**	537
Dividends declared per common share – 63¢ (2006 – 63¢)	**(173)**	(173)
Retained Earnings, End of Period	**$ 4,347**	$ 5,058
Accumulated Other Comprehensive Income, Beginning of Period	**$ –**	
Cumulative impact of implementing new accounting standards (note 2)	**16**	
Other comprehensive income	**(3)**	
Accumulated Other Comprehensive Income, End of Period (note 12)	**$ 13**	
Total Shareholders' Equity	**$ 5,556**	$ 6,250

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statement of Comprehensive Income
(unaudited)

For the period ended October 6, 2007 ($ millions)	2007 (16 weeks)	2007 (40 weeks)
Net earnings	$ 117	$ 290
Other comprehensive income, net of income taxes		
Net unrealized loss on available-for-sale financial assets	(32)	(61)
Reclassification of loss on available-for-sale financial assets to net earnings	27	14
	(5)	(47)
Net gain on derivatives designated as cash flow hedges	31	56
Reclassification of gain on derivatives designated as cash flow hedges to net earnings	(25)	(12)
	6	44
Other comprehensive income	1	(3)
Total Comprehensive Income	$ 118	$ 287

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

($ millions)	As at October 6, 2007 (unaudited)	As at October 7, 2006 (unaudited)	As at December 30, 2006
Assets			
Current Assets			
Cash and cash equivalents	$ 570	$ 550	$ 669
Short term investments	333	342	327
Accounts receivable (note 8)	656	585	728
Inventories	1,904	2,155	2,037
Income taxes (note 6)	67	20	63
Future income taxes	94	53	85
Prepaid expenses and other assets	61	72	39
Total Current Assets	3,685	3,777	3,948
Fixed Assets	8,078	7,987	8,055
Goodwill (note 3)	804	1,589	794
Other Assets	790	678	689
Total Assets	$ 13,357	$ 14,031	$ 13,486
Liabilities			
Current Liabilities			
Bank indebtedness	$ 32	$ 58	$ 1
Commercial paper	239	864	647
Short term debt (note 10)	306	–	–
Accounts payable and accrued liabilities	2,329	2,062	2,598
Long term debt due within one year	432	29	27
Total Current Liabilities	3,338	3,013	3,273
Long Term Debt	3,856	4,208	4,212
Future Income Taxes	212	233	234
Other Liabilities	387	314	314
Minority Interest	8	13	12
Total Liabilities	7,801	7,781	8,045
Shareholders' Equity			
Common Share Capital (note 11)	1,196	1,192	1,196
Retained Earnings	4,347	5,058	4,245
Accumulated Other Comprehensive Income (notes 2 and 12)	13	–	–
Total Shareholders' Equity	5,556	6,250	5,441
Total Liabilities and Shareholders' Equity	$ 13,357	$ 14,031	$ 13,486

Contingencies, commitments and guarantees (note 15).

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements
(unaudited)

For the periods ended October 6, 2007 and October 7, 2006 ($ millions)	2007 (16 weeks)	2006 (16 weeks)	2007 (40 weeks)	2006 (40 weeks)
Operating Activities				
Net earnings before minority interest	**$ 118**	$ 207	**$ 286**	$ 539
Depreciation and amortization	**180**	184	**454**	457
Restructuring and other charges (note 4)	**24**	1	**186**	9
Future income taxes	**-**	29	**(25)**	13
Change in non-cash working capital	**68**	(63)	**(262)**	(679)
Other	**58**	36	**98**	64
Cash Flows from Operating Activities	**448**	394	**737**	403
Investing Activities				
Fixed asset purchases	**(216)**	(313)	**(440)**	(676)
Short term investments	**(56)**	(2)	**(65)**	(350)
Proceeds from fixed asset sales	**29**	71	**48**	81
Credit card receivables, after securitization (note 8)	**(47)**	32	**45**	84
Franchise investments and other receivables	**12**	(5)	**15**	(5)
Other	**(8)**	(12)	**(44)**	(33)
Cash Flows used in Investing Activities	**(286)**	(229)	**(441)**	(899)
Financing Activities				
Bank indebtedness	**(66)**	(45)	**31**	28
Commercial paper	**(243)**	19	**(408)**	428
Short term debt (note 10)	**306**	-	**306**	-
Long term debt				
Issued	**2**	14	**25**	18
Retired	**(10)**	(16)	**(30)**	(154)
Dividends	**(115)**	(115)	**(230)**	(173)
Cash Flows (used in) from Financing Activities	**(126)**	(143)	**(306)**	147
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(38)**	-	**(89)**	(17)
Change in Cash and Cash Equivalents	**(2)**	22	**(99)**	(366)
Cash and Cash Equivalents, Beginning of Period	**572**	528	**669**	916
Cash and Cash Equivalents, End of Period	**$ 570**	$ 550	**$ 570**	$ 550

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Summary of Significant Accounting Principles

Basis of Presentation The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended December 30, 2006 except as described in note 2. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2006 Annual Report.

Basis of Consolidation The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. The Company also consolidates variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

Use of Estimates and Assumptions The preparation of the unaudited interim period consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the unaudited interim period consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that may be undertaken in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax and provincial sales taxes, fixed assets and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Future Accounting Standards

Capital Disclosures and Financial Instruments – Disclosure and Presentation In December 2006, the Canadian Institute of Chartered Accountants ("CICA") issued three new accounting standards: Section 1535, "Capital Disclosures", Section 3862, "Financial Instruments Disclosure" and Section 3863, "Financial Instruments Presentation".

Section 1535 establishes guidelines for the disclosure of information regarding a company's capital and how it is managed. The standard requires enhanced disclosures with respect to (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; and (iii) whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance.

Section 3862 and Section 3863 replace Section 3861, "Financial Instruments – Disclosure and Presentation". Section 3862 requires increased disclosures regarding the risks associated with financial instruments such as credit risk, liquidity risk and market risks and the techniques used to identify, monitor and manage these risks. Section 3863 carries forward standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity.

These standards are effective for fiscal years beginning on or after October 1, 2007 and therefore the Company will implement them in the first quarter of 2008.

Inventories The new Section 3031, "Inventories", was issued in June 2007 and will replace existing Section 3030 of the same title. The new standard provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value with more specific guidance of costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the retail method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses.

This standard is effective for fiscal years beginning on or after January 1, 2008 and the Company will be implementing the standard in the first quarter of 2008 to the opening inventory for the period with an adjustment to opening retained earnings, net of income taxes, for the difference in measurement of the opening inventory with no prior periods restated. The Company is currently assessing the implications of the new requirements. As a result, based on a preliminary analysis to date using inventory on hand at the third quarter of 2007, the Company expects to record, upon implementation of this standard, a decrease in the measurement of opening inventory of less than 4% of the inventory value with a corresponding decrease to opening retained earnings of less than $50 million net of income taxes.

In addition to the changes in the cost of inventory, the Company is reviewing the additional presentation and disclosure requirements which will be required in the consolidated financial statements and/or in the accompanying notes.

Note 2. Accounting Standards Implemented in 2007

On December 31, 2006, the Company implemented the CICA new Handbook Sections 3855 "Financial Instruments – Recognition and Measurement", 3865 "Hedges", 1530 "Comprehensive Income", 3251 "Equity" and 3861 "Financial Instruments – Disclosure and Presentation". These standards have been applied without restatement of prior periods. The transitional adjustments resulting from these standards are recognized in the opening balances of retained earnings and accumulated other comprehensive income.

Section 3855, "Financial Instruments – Recognition and Measurement" ("Section 3855") establishes guidance for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments must be classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The standard requires that financial instruments within scope, including derivatives, be included on the Company's balance sheet and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Gains and losses on held-for-trading financial assets and financial liabilities are recognized in net earnings in the period in which they arise. Unrealized gains and losses, including changes in foreign exchange rates on available-for-sale financial assets are recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in net earnings. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models as more fully described in note 20 of the consolidated financial statements for the year ended December 30, 2006.

As a result of the implementation of Section 3855, the Company has classified cash and cash equivalents and short term investments as held-for-trading with the exception of certain United States dollar denominated short term investments designated in a hedging relationship, which are classified as available-for-sale financial assets. Accounts receivable are classified as loans and receivables; and investments in equity instruments are classified as available-for-sale. Bank indebtedness, accounts payable and certain accrued liabilities, long term debt and capital lease obligations have been classified as other financial liabilities. The Company has not classified any financial assets as held-to-maturity. The impact of re-measuring financial assets classified as available-for-sale at fair value resulted in an increase in other assets of $9 million with a corresponding increase in accumulated other comprehensive income of $6 million net of income taxes.

In addition, as a result of classifying the United States dollar denominated short term investments designated in a hedging relationship as available-for-sale, the net unrealized gain previously recorded in retained earnings was reclassified to accumulated other comprehensive income for an amount of $14 million net of income taxes. The retained interest held by *President's Choice* Bank, a wholly owned subsidiary of the Company, in securitized receivables has been classified as held-for trading and has resulted in an increase in other assets of $2 million with a corresponding increase in opening retained earnings of $1 million net of income taxes. The re-measurement of financial assets classified as loans and receivables and financial liabilities classified as other liabilities at amortized cost was insignificant.

Non-financial derivatives must be recorded at fair value on the consolidated balance sheet unless they are exempt from derivative treatment based upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net earnings unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. As a result of re-measuring a non-financial derivative at fair value an increase in other assets of $7 million and an increase in opening retained earnings of $5 million net of income taxes was recognized. The standard requires embedded derivatives to be separated and fair valued if certain criteria are met. Under an election provided for by the standard, December 29, 2002 was elected as the transition date to apply this accounting treatment to embedded derivatives. The impact of this change in accounting treatment related to embedded derivatives was not significant.

During the third quarter and year-to-date 2007, the change in fair value of held-for-trading financial assets and liabilities, including non-financial derivatives, recognized in net earnings was a loss of $18 million and $11 million respectively, and was mainly comprised of the change in fair value of the equity forwards.

Section 3855 also requires that obligations undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, "Disclosure of Guarantees" be recognized at fair value at inception. No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. As a result, a liability of $7 million related to the fair value of the standby letter of credit issued by a major Canadian chartered bank for the benefit of an independent funding trust which provides loans to the Company's independent franchisees was recognized, with a corresponding decrease of $6 million net of income taxes to opening retained earnings.

Section 3865, "Hedges" replaces Accounting Guideline 13, "Hedging Relationships". The requirements for identification, designation, documentation and assessment of effectiveness of hedging relationships remain substantially unchanged. Section 3865 addresses the accounting treatment of qualifying hedging relationships and the necessary disclosures and also requires all derivatives in hedging relationships to be recorded at fair value.

As described in notes 1 and 20 of the consolidated financial statements for the year ended December 30, 2006, the Company has cash flow hedges which are used to manage exposure to fluctuations in foreign currency exchange rates and variable interest rates on variable rate assets and liabilities. For cash flow hedges, the effective portion of the change in fair value of the hedging item is recorded in other comprehensive income. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the hedged item, the ineffective portion of the hedging relationship is recorded immediately in net earnings. Amounts accumulated in other comprehensive income are reclassified to net earnings when the hedged item is recognized in net earnings. When a hedging instrument in a cash flow hedge expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in accumulated other comprehensive income relating to the hedge is carried forward until the hedged item is recognized in net earnings. When the hedged item ceases to exist as a result of its expiry or sale, or if an anticipated transaction is no longer expected to occur, the cumulative gain or loss in accumulated other comprehensive income is immediately reclassified to net earnings.

Upon implementation of these requirements with respect to cash flow hedges, an increase in other assets of $17 million and an increase in other liabilities of $34 million related to the fair value of the interest rate swaps not previously recognized on the consolidated balance sheet and an increase in accumulated other comprehensive income of $10 million net of income taxes were recorded. A decrease in opening retained earnings of $15 million net of income taxes resulting from the financing element of off-market interest rate swaps was also recorded. In addition, a decrease in accumulated other comprehensive income of $14 million net of income taxes was recorded related to the effective portion of the unrealized gains and losses on the cross currency basis swaps previously recognized in retained earnings. The ineffective portion of the gains or losses on the derivatives within the hedging relationships was insignificant.

Section 1530, "Comprehensive Income" introduces a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. Other comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources and includes unrealized gains and losses on financial assets that are classified as available-for-sale, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has included in the unaudited interim period consolidated financial statements a new consolidated statement of comprehensive income for the changes in these items, while the cumulative changes in other comprehensive income are included in accumulated other comprehensive income, which is presented as a new category of shareholders' equity on the consolidated balance sheet. See note 12 for further details of the accumulated other comprehensive income balance.

Section 3251, "Equity", which replaced Section 3250, "Surplus", establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves. New consolidated statements of changes in shareholders' equity are included in the unaudited interim period consolidated financial statements.

Section 3861, "Financial Instruments – Disclosure and Presentation", which replaces Section 3860, of the same title, establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

The following tables summarize the transitional adjustments recorded upon implementation:

($ millions)	Transitional Adjustments
Consolidated Balance Sheet	
Other assets	$ 35
Future income taxes	(7)
Other liabilities	41
Retained earnings	(15)
Accumulated other comprehensive income	16

	Retained Earnings		Accumulated Other Comprehensive Income	
($ millions)	Gross	Net of Income Taxes	Gross	Net of Income Taxes
Classification of financial assets as available-for-sale	$ (14)	$ (14)	$ 23	$ 20
Classification of financial assets as held-for-trading	2	1	–	–
Non-financial derivative	7	5	–	–
Guarantees	(7)	(6)	–	–
Cash flow hedges	(9)	(1)	(8)	(4)
	$ (21)	$ (15)	$ 15	$ 16

Note 3. Goodwill

The Company has completed its work in connection with the non-cash goodwill impairment charge of $800 million recorded in the Company's audited annual consolidated financial statements for the year ended December 30, 2006. This charge was finalized in the second quarter of 2007.

Note 4. Restructuring and Other Charges

Project Simplify During the first quarter, the Company approved and announced the restructuring of its merchandising and store operations into more streamlined functions as part of Project Simplify. The total restructuring costs under this plan, comprised primarily of severance costs, are now estimated to be approximately $185 million. In the third quarter of 2007, the Company recognized $23 million of restructuring costs resulting from this plan. The year-to-date charge of $168 million is comprised of $120 million for employee termination benefits including severance, additional pension costs resulting from the termination of employees and retention costs; and $48 million of other costs, primarily consulting. At the end of the third quarter, $17 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met.

Store Operations During 2006, management of the Company approved and communicated a plan to close 19 underperforming Quebec stores, mainly within the *Provigo* banner, and 8 stores in the Atlantic region. In addition, as a result of the loss of tobacco sales following the decision by a major tobacco supplier to sell directly to certain customers of the Company, a review of the impact on the cash & carry and wholesale club network was undertaken. In 2006, management approved and communicated a formal plan to close 24 wholesale outlets which were impacted most significantly by this change. The total restructuring cost under these plans is estimated to be approximately $54 million. Of the $54 million, approximately $10 million is attributable to employee termination benefits, which include severance resulting from the termination of employees, $25 million to fixed asset impairment and accelerated depreciation relating to these restructuring activities and $19 million to site closing and other costs including lease obligations. The year-to-date charge of $16 million relates to site closing and other costs including lease obligations. At the end of the third quarter, $3 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met.

Supply Chain Network During 2005, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. The restructuring plan is expected to be completed by the first quarter of 2009 and the total restructuring cost under this plan is estimated to be approximately $90 million. Of the $90 million, approximately $57 million is attributable to employee termination benefits, which include severance and additional pension costs resulting from the termination of employees, $13 million to fixed asset impairment and accelerated depreciation relating to this restructuring activity and $20 million to site closing and other costs directly attributable to the restructuring plan. In the third quarter of 2007, the Company recognized $1 million of restructuring costs from this plan. The Company recognized $2 million (2006 – $8 million) year-to-date of restructuring costs resulting from this plan. At the end of the third quarter, $18 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met.

Office Move and Reorganization of the Operation Support Functions In 2005, the Company consolidated several administrative and operating offices from across southern Ontario into a new National Head Office and Store Support Centre in Brampton, Ontario and reorganized the merchandising, procurement and operations groups which included the transfer of the general merchandise operations from Calgary, Alberta to the new office. All of the expected $25 million of costs related to these initiatives had been recognized by the end of 2006.

The costs recognized in operating income and cash payments made by the Company are as follows:

($ millions)	Employee Termination Benefits	Site Closing and Other Costs	2007 (40 weeks) Total	2006 (40 weeks) Total
Net liability, beginning of period	$ 40	$ –	$ 40	$ 41
Costs recognized during the period:				
Project Simplify	$ 120	$ 48	$ 168	$ –
Store operations	–	16	16	–
Supply chain network	1	1	2	8
Office move and reorganization of the operation support functions	–	–	–	1
	$ 121	$ 65	$ 186	$ 9
Cash payments during the period:				
Project Simplify	$ 82	$ 48	$ 130	$ –
Store operations	7	13	20	–
Supply chain network	3	1	4	5
Office move and reorganization of the operation support functions	–	–	–	3
	$ 92	$ 62	$ 154	$ 8
Charges against fixed assets	$ –	$ –	$ –	$ 2
Charges against other assets(1)	9	–	9	–
Net liability, end of period	$ 60	$ 3	$ 63	$ 40
Recorded in the consolidated balance sheet as follows:				
Other assets	$ –	$ –	$ –	$ 9
Accounts payable and accrued liabilities	39	3	42	10
Other liabilities	21	–	21	21
Net liability, end of period	$ 60	$ 3	$ 63	$ 40

(1) Charges against other assets relates to contractual termination benefits cost recognized which reduced the accrued benefit plan asset.

Note 5. Interest Expense

($ millions)	2007 (16 weeks)	2006 (16 weeks)	2007 (40 weeks)	2006 (40 weeks)
Interest on long term debt	$ 87	$ 86	$ 219	$ 219
Interest on financial derivative instruments	5	3	10	5
Net short term interest	(10)	(5)	(19)	(9)
Capitalized to fixed assets	(6)	(6)	(17)	(16)
Interest expense	$ 76	$ 78	$ 193	$ 199

Net interest paid in the third quarter and year-to-date was $60 million and $200 million (2006 – $65 million and $211 million), respectively.

Note 6. Income Taxes

Net income taxes paid in the third quarter and year-to-date were $27 million and $154 million (2006 – $50 million and $248 million), respectively.

Note 7. Basic and Diluted Net Earnings per Common Share

	2007 (16 weeks)	2006 (16 weeks)	**2007 (40 weeks)**	2006 (40 weeks)
Net earnings ($ millions)	**$ 117**	$ 203	**$ 290**	$ 537
Weighted average common shares outstanding (in millions)	**274.2**	274.1	**274.2**	274.1
Dilutive effect of stock-based compensation (in millions)	**–**	0.2	**–**	0.2
Diluted weighted average common shares outstanding (in millions)	**274.2**	274.3	**274.2**	274.3
Basic and diluted net earnings per common share ($)	**$ 0.43**	$ 0.74	**$ 1.06**	$ 1.96

Stock options outstanding with an exercise price greater than the market price of the Company's common shares at the end of the third quarter were not recognized in the computation of diluted net earnings per common share. Accordingly, for the third quarter, 6,757,541 (2006 – 4,047,049) stock options, with a weighted average exercise price of $53.03 (2006 – $61.52) per common share were excluded from the computation of diluted net earnings per common share.

Note 8. Credit Card Receivables

During the third quarter $100 million (2006 – $125 million) of credit card receivables were securitized, $225 million (2006 – $240 million) year-to-date, by *President's Choice* Bank ("*PC* Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to independent trusts. The securitization yielded a nominal net loss (2006 – nominal net loss) based on the assumptions disclosed in note 11 of the consolidated financial statements for the year ended December 30, 2006. The independent trusts' recourse to *PC* Bank's assets is limited to *PC* Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2006 – 9%) on a portion of the securitized amount.

($ millions)	**2007 (as at October 6, 2007)**	2006 (as at October 7, 2006)	2006 (as at December 30, 2006)
Credit card receivables	**$ 1,744**	$ 1,407	$ 1,571
Amount securitized	**(1,475)**	(1,250)	(1,250)
Net credit card receivables	**$ 269**	$ 157	$ 321

Note 9. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $63 million and $144 million (2006 – $45 million and $111 million) for the third quarter and year-to-date respectively. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Note 10. Short Term Debt

In the first quarter of 2007, the Company entered into a 364-day revolving committed credit facility of $500 million, which matures in March 2008 and has no financial covenants. At October 6, 2007, $296 million was drawn on this facility, and $10 million was drawn on an uncommitted credit facility. Borrowings are based on short term floating interest rates.

Note 11. Common Share Capital

(in millions)	**2007 (16 weeks)**	2006 (16 weeks)	**2007 (40 weeks)**	2006 (40 weeks)
Actual common shares outstanding	**274.2**	274.1	**274.2**	274.1
Weighted average common shares outstanding	**274.2**	274.1	**274.2**	274.1

During the first quarter of 2007, Loblaw renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange, or enter into equity derivatives to purchase up to 13,708,678 of the Company's common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares.

Note 12. Accumulated Other Comprehensive Income

The following table provides further detail regarding the composition of accumulated other comprehensive income for the forty week period ended October 6, 2007:

($ millions)	Cash Flow Hedges	Available-for-sale Assets	Total
Balance, beginning of period	$ –	$ –	$ –
Cumulative impact of implementing new accounting standards (net of income taxes of $1)	(4)	20	16
Net unrealized loss on available-for-sale financial assets (net of income taxes of nil)	–	(61)	(61)
Reclassification of loss on available-for-sale financial assets (net of income taxes of nil)	–	14	14
Net gain on derivatives designated as cash flow hedges (net of income taxes of $2)	56	–	56
Reclassification of gain on derivatives designated as cash flow hedges (net of income taxes of $1)	(12)	–	(12)
Balance, end of period	$ 40	$ (27)	$ 13

An estimated net gain of $36 million recorded in accumulated other comprehensive income related to the cash flow hedges as at October 6, 2007, is expected to be reclassified to net earnings during the next 12 months. This will be offset by the foreign currency fluctuation and interest income on the available-for-sale financial assets and the interest expense on the financial liabilities that are hedged. Remaining amounts will be reclassified to net earnings over periods up to 4 years.

Note 13. Financial Instruments

During the third quarter, the Company terminated hedge accounting for interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. As a result of this termination, the cumulative loss of $2 million, net of income taxes, in accumulated other comprehensive income was reclassified to net earnings.

Note 14. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	2007 (16 weeks)	2006 (16 weeks)	2007 (40 weeks)	2006 (40 weeks)
Stock option plan income	$ (2)	$ (5)	$ -	$ (11)
Equity forwards loss	19	32	12	42
Restricted share unit plan expense	2	4	8	12
Net stock-based compensation cost	$ 19	$ 31	$ 20	$ 43

Stock Option Plan During the first three quarters of 2007, the Company paid the share appreciation value of $0.2 million (2006 – $6 million) on the exercise of 108,000 (2006 – 486,413) stock options. In addition, 1,445,788 (2006 – 463,394) stock options were forfeited or cancelled. Under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee, the Company granted 194,559 (2006 – nil) stock options with an exercise price of $49.11 per common share during the third quarter; 38,938 (2006 – 140,612) stock options with an exercise price of $46.01 (2006 – $55.50) per common share and 148,987 stock options with an exercise price of $50.80 per common share during the second quarter and 3,885,439 (2006 – 48,742) stock options with an exercise price of $47.44 (2006 – $54.71) per common share during the first quarter.

At the end of the third quarter, a total of 6,798,781 (2006 – 4,544,969) stock options were outstanding and represented approximately 2.5% (2006 – 1.7%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the third quarter was $45.67 (2006 – $47.00).

Restricted Share Unit ("RSU") Plan Under its existing RSU plan, the Company granted 23,425 (2006 –nil) RSUs in the third quarter; 10,925 (2006 – 46,289) RSUs in the second quarter and 281,818 (2006 – 644,712) in the first quarter. In addition, 142,322 (2006 – 209,997) RSUs were cancelled and 134,882 (2006 – 111,470) were paid out in the amount of $7 million (2006 – $6 million) in the first three quarters of 2007. At the end of the third quarter, 788,916 (2006 – 752,718) RSUs remain outstanding.

Note 15. Contingencies, Commitments and Guarantees

Guarantees - Independent Funding Trust Independent franchisees of the Company may obtain financing through a structure involving independent trusts which were created to provide loans to the independent franchisees to facilitate their purchase of inventory and fixed assets, consisting mainly of fixturing and equipment. Based on a formula, the Company has agreed to provide credit enhancement, in the form of a standby letter of credit for the benefit of the independent funding trust equal to approximately 10% of the principal amount of the loans outstanding at any point in time. This credit enhancement allows the independent funding trust to provide favorable financing terms to the Company's independent franchisees. In the event that an independent franchisee defaults on its loan and the Company has not, within a specified time period, assumed the loan or the default is not otherwise remedied, the independent funding trust may assign the loan to the Company and draw upon this standby letter of credit. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. No amount has ever been drawn on the standby letter of credit. At the end of the third quarter of 2007, the principal amount of the franchisee loans outstanding was $418 million, and the standby letter of credit was $44 million.

Neither the independent funding trust nor the Company can voluntarily terminate the agreement prior to December 2009, and following that date only upon six months' prior notice. Automatic termination of the agreement can only occur if specific, predetermined events occur and are not remedied within the time periods required including a credit rating downgrade of the Company below a long term credit rating of "A (low)" issued by DBRS. If the arrangement is terminated, the independent funding trust would have no obligation to make further loans to the Company's franchisees and it would demand payment of all outstanding loans and the standby letter of credit provided to the independent funding trust by Loblaw would be drawn upon. As a result, if such an event were to occur, long term debt in the amount of $126 million would need to be reclassified to short term liabilities. This amount relates to certain franchisees that are variable interest

entities that the Company currently consolidates. In the event the Company restructures the independent funding trusts, any new alternative financing structure which may be implemented would need to be reviewed to determine if there are any implications with respect to the consolidation of VIEs. In accordance with Canadian GAAP, the financial statements of the independent funding trust are not consolidated with those of the Company.

Legal Proceedings During the first quarter of 2007, the Company was one of 17 defendants served with an action brought in the Superior Court of Ontario by certain beneficiaries of a multi-employer pension plan in which the Company's employees and those of its independent franchisees participate. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged and are seeking, among other demands, damages of $1 billion. The action is framed as a representative action on behalf of all the beneficiaries of the multi-employer pension plan. The Company has recently received notice from counsel for the plaintiffs indicating that he has received instructions from his client to discontinue the action against the employers including the Company. The action against the trustees is ongoing and one of the trustees, an officer of the Company, may be entitled to indemnification from the Company.

In addition to the claim described above, the Company is the subject of various legal proceedings and claims that arise in the ordinary course of business. The outcome of all of these proceedings is uncertain. However, based on information currently available, these claims, individually and in the aggregate, are not expected to have a material impact on the Company.

Corporate Profile

Loblaw Companies Limited ("Loblaw" or the "Company") is Canada's largest food distributor and a leading provider of general merchandise products, drugstore and financial products and services. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice*, *no name* and *Joe Fresh Style* brands.

Food is at the heart of its offering. Loblaw stores provide a wide, growing and successful range of products and services to meet the everyday household demands of Canadian consumers. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, *PC Financial* auto, home, travel and pet insurance, *PC* Mobile phone services as well as the *PC* points loyalty program.

Loblaw is committed to a strategy developed under three core themes: Simplify, Innovate and Grow. The Company strives to be consumer focused, cost effective and agile, with the goal of achieving long term growth for its many stakeholders. Loblaw believes that a strong balance sheet is critical to achieving its potential. It is highly selective in its consideration of acquisitions and other business opportunities. The Company maintains an active product development program to support its control label program. It works to ensure that its technology and systems logistics enhance the efficiency of its operations.

Trademarks

Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Inge van den Berg, Vice President, Investor Relations at the Company's National Head Office or by e-mail at investor@loblaw.ca.

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, *President's Choice* Bank. The Company holds an analyst call shortly following the release of its quarterly results. These calls are archived in the Investor Zone section of the Company's website.

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This report was printed in Canada on recycled paper.

Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel: (905) 459-2500
Fax: (905) 861-2206

END

Loblaw
COMPANIES LIMITED

For more information, visit our website at www.loblaw.ca